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03011029

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14108

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Guardian Investor Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Hanover Square
(No. and Street)

New York, NY 10004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank L. Pepe (212) 598-8445
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas New York, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED FEB 28 2003 WASH. D.C. 207 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Frank L. Pepe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guardian Investor Services LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRIAN J. RAVITZ
Notary Public, State Of New York
No. 31-4761769
Qualified In New York County
Commission Expires December 31, 2006

Notary Public

Signature 2/7/03

Sr. Vice President & Controller
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- x (p) Statement of Cash Flows

GUARDIAN INVESTOR SERVICES LLC

(an indirect wholly owned subsidiary of the Guardian Life Insurance Company of America)

Statement of Financial Condition

December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors
and Member of
Guardian Investor Services LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Guardian Investor Services LLC at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 14, 2003

Guardian Investor Services LLC
(An indirect wholly owned subsidiary of the Guardian Life Insurance Company of America)
Statement of Financial Condition
December 31, 2002

Assets		
Cash and cash equivalents	$	2,335,584
Cash segregated under federal regulations		21,024
Securities purchased under agreement to resell		14,400,460
Investments, at market value		9,870,057
Receivable from affiliates		3,288,975
Deferred distribution costs, net of accumulated amortization of $17,276,897		112,713
Capitalized software costs, net of accumulated amortization of $1,170,177		601,657
Deferred tax asset		667,066
Income tax receivable		72,028
Other assets		98,412
Total Assets	$	31,467,976
Liabilities and Member's Equity		
Due to The Guardian Life Insurance Company of America	$	7,864,862
Commissions payable		1,617,365
Other payables and accrued expenses		2,887,258
Total Liabilities		12,369,485
Member's equity		1,700,000
Undistributed Income		17,398,491
Total Member's equity		19,098,491
Total Liabilities and Member's Equity	$	31,467,976

The accompanying notes are an integral part of this financial statement.

1. Organization

Guardian Investor Services LLC ("GIS" or the "Company," formerly known as Guardian Investor Services Corporation) is a wholly owned subsidiary of The Guardian Insurance & Annuity Company, Inc. ("GIAC"), which is ultimately a wholly owned subsidiary of The Guardian Life Insurance Company of America ("Guardian Life"). The Company was incorporated on August 6, 1968 in New York as Guardian Investor Services Corporation but was converted to a limited liability company on December 18, 2001. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

GIS provides investment advisory services to various affiliated diversified open-ended management companies ("mutual funds") sponsored by Guardian Life and GIAC. The Company's business activities include the distribution of shares of The Park Avenue Portfolio, a series fund consisting of ten portfolios.

2. Significant Accounting Policies

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and cash equivalents are cash and highly liquid investments with an original maturity of three months or less.

Cash segregated under federal regulations represents funds collected from customers and payable to mutual funds as a result of the sale of mutual fund shares. Such payables are included in other payables and accrued expenses.

Investments are valued at market with unrealized gains and losses reflected in loss on investments on the Statement of Income.

Management, distribution and administrative service fees are accrued daily and received monthly.

Deferred distribution costs relate to commissions paid to registered representatives for distribution of Class B shares for certain affiliated funds which have a contingent deferred sales charge. Such costs are deferred and amortized over a six year period on a straight-line basis, adjusted for related CDSC income earned.

Capitalized computer software costs consist of costs to purchase and develop software used in the Company's business. Costs prior to 2002 were capitalized and amortized over 16 quarters beginning in the quarter in which the expenditure was incurred. Costs incurred during 2002, were capitalized and amortized over 36 months commencing the month placed in service.

3. Related Party Transactions

Guardian Life charges the Company for the services of certain employees of Guardian Life engaged in the Company's business and for the Company's use of Guardian Life's centralized services. Under this agreement $7,864,862 was payable at December 31, 2002.

In accordance with certain provisions of the management agreements with the mutual funds sponsored by Guardian Life and GIAC (the "Agreements"), GIS receives investment advisory fees. At December 31, 2002 the amount receivable was $2,464,119.

In addition, GIS receives fees in accordance with the provisions of the distribution plans adopted by the mutual funds pursuant to Rule 12b-1 under the Investment Company Act of 1940. At December 31, 2002 the amount receivable was $259,338.

GIS also receives an administrative service fee from the mutual funds for which $565,518 was receivable at December 31, 2002.

The Company paid commissions to Park Avenue Securities LLC, including trail commission. At December 31, 2002, the amount payable was $581,471.

At December 31, 2002, GIS's investments in the mutual funds were as follows:

The Guardian Park Avenue Fund - Class B	$	59,062
The Guardian Asset Allocation Fund - Class B		1,967,315
The Guardian Baillie Gifford International Fund - Class B		1,312,358
The Guardian Investment Quality Bond Fund - Class A		2,108,821
The Guardian Park Avenue Small Cap Fund - Class B		1,838,741
The Guardian Baillie Gifford Emerging Market Fund - Class B		1,099,560
The Guardian High Yield Bond Fund - Class B		1,484,200
Total	$	9,870,057

4. Income Taxes

The Company is included in the consolidated federal income tax return of Guardian Life. The consolidated income tax liability is allocated among the members of the group according to a tax sharing agreement. In accordance with this tax sharing agreement, each member of the group computes its tax provision and liability on a separate return basis, but may, where applicable, recognize benefits of net operating losses utilizable in the consolidated group. Income tax receivable for $72,018 was due from Guardian Life at December 31, 2002.

The Company's deferred taxes primarily reflect differences related to the deferral of distribution costs on Class B sales, unrealized gain (loss) on investments and capitalized software costs. The Company's management has concluded that the deferred tax asset is more likely than not to be realized. Therefore no valuation allowance has been provided.

5. Net Capital Requirements

GIS is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $25,000 or 6 2/3% of aggregate indebtedness. At December 31, 2002, the Company had net capital of $15,894,386 which was $15,069,754 in excess of the $824,632 required to be maintained. The ratio of aggregate indebtedness to net capital was 0.78:1.

6. Contingencies

In the normal course of business, the Company has been named a defendant in various civil actions. As of December 31, 2002 the Company recorded a liability for loss contingencies in the amount of $400,000, which is included in other payables and accrued expenses. While it is not possible to predict with certainty the ultimate outcome, it is the opinion of the management of the Company that such litigation and claims will not have a material adverse effect on the Company's financial position.

7. Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company and subsidiaries to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.